P.E. 1/15/14

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005978

February 24, 2014

Received SEC
FEB 24 2014
Washington, DC 20549

Act: 1934
Section: ___
Rule: 14a-8 (ODS)
Public
Availability: 2-24-14

Richard H. Goshorn
VeriSign, Inc.
rgoshorn@verisign.com

Re: VeriSign, Inc.
Incoming letter dated January 15, 2014

Dear Mr. Goshorn:

This is in response to your letter dated January 15, 2014 concerning the shareholder proposal submitted to Verisign by John Chevedden. We also have received a letter from the proponent dated February 13, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

February 24, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: VeriSign, Inc.
Incoming letter dated January 15, 2014

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 15% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that Verisign may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Verisign to amend Verisign's bylaws to permit a shareholder (or group of shareholders) who beneficially owns at least an aggregate of 35% of the outstanding common stock of Verisign, and who has held that amount as a net long position continuously for at least one year, to cause Verisign to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Verisign directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Verisign omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

February 13, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Verisign, Inc. (VRSN)
Special Meeting
John Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 15, 2014 no action request.

The January 15, 2013 company letter did not even give a date that the Board was purportedly expected to approve action related to the topic of this proposal. Since January 15, 2014 the company has failed to provide further details on any purported company proposal or action related to it.

In an attempt to avoid this shareholder proposal the company claims it will adopt a vague and potentially incomplete proposal regarding a shareholder right to call a special meeting. The purported vague company plan provides no protections for shareholders. For instance protections to prevent management from having excessive influence in determining whether the burdensome 35% net long threshold is met to call a special meeting.

The board may potentially be able to arbitrarily declare that the burdensome 35% net long threshold had not been met. And no protection that any detailed information will be given to shareholders if there is a determination that the burdensome 35% net long threshold is not met. There is not even a provision for shareholders to be notified whether their shares, submitted to call a special meeting, were counted as valid.

The purported company proposal might be titled:
Give Shareholders a Phantom Right to Call a Special Meeting

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Luci Altman <laltman@verisign.com>

[VRSN: Rule 14a-8 Proposal, December 3, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board of directors D. James Bidzos, our CEO had a cozy parallel long-tenure of 18-years with our Lead Director, William Chenevich. Director independence declines after 10 to 15 years. Three directors from our 7-person board were potentially over-committed with director duty at 3 companies each: John Roach, Kathleen Cote and Roger Moore. Directors with director duty at 3 companies each made up 75% of our audit committee. John Roach, on our audit committee, was negatively flagged by GMI because of his director duty at PMI Group when it filed for bankruptcy. GMI said our company could give long-term incentive pay to our CEO for below-median performance.

GMI rated our accounting D. There were there forensic accounting ratios related to expense recognition that had extreme values either relative to industry peers or to our company's own history. GMI said Verisign was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

VERISIGN

January 15, 2014

Via Overnight Delivery
Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E. Washington, DC 20549

Re: Securities Exchange Act of 1934 (the "Exchange Act")
Omission of Stockholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

VeriSign, Inc. ("Verisign" or the "Company") has received a stockholder proposal (the "Stockholder Proposal") from Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (the "2014 Proxy Materials") for its 2014 Annual Meeting of Stockholders (the "2014 Annual Meeting"). Verisign intends to omit the Stockholder Proposal from its 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) of the Exchange Act. Verisign respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Stockholder Proposal from the 2014 Proxy Materials.

In accordance with Rule 14a-8(j) of the Exchange Act, the Company has:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before April 9, 2014, the date the Company intends to file its definitive 2014 Proxy Materials with the Commission;
- enclosed herewith six copies of this letter and its attachments; and
- concurrently sent a copy of this correspondence to the Proponent.

By copy of this letter, Verisign notifies the Proponent of the Company's intention to omit the Stockholder Proposal from the 2014 Proxy Materials. Verisign agrees to promptly forward to the Proponent any Staff response to Verisign's no-action request that the Staff transmits to Verisign.

This letter is being submitted electronically pursuant to Question C of Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008). Verisign is e-mailing this letter, including the Stockholder Proposal and supporting statement, as well as any related correspondence from the Proponent, attached as Exhibit A, to the Staff at shareholderproposals@sec.gov.

THE PROPOSAL

A copy of the Stockholder Proposal, supporting statement and related correspondence is attached to this letter as Exhibit A. For the convenience of the Staff, the text of the resolution contained in the Stockholder Proposal is set forth as follows:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting."

BASIS FOR EXCLUSION

The Company believes that the Stockholder Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Stockholder Proposal directly conflicts with a proposal to be submitted by the Company in the 2014 Proxy Materials.

BACKGROUND

The Stockholder Proposal requests that the Company's Board of Directors (the "Board") take steps unilaterally to amend the Company's Sixth Amended and Restated Bylaws ("Bylaws") to give holders of 15% of the Company's outstanding common stock the power to call a special stockholder meeting.

Currently, neither the Company's certificate of incorporation nor the Company's Bylaws permit stockholders to call a special meeting. The Company's Corporate Governance and Nominating Committee of the Board of Directors has recommended that a management proposal be presented at the Company's 2014 Annual Meeting that will ask its stockholders to approve an amendment to the Company's Bylaws to permit a stockholder (or group of stockholders) who beneficially owns at least an aggregate of thirty-five percent (35%) of the outstanding common stock of the Company, and who has held that amount as a net long position continuously for at least one year, to cause the Company to call a special meeting of stockholders (the "Company Proposal").

ANALYSIS

The Stockholder Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with the Company Proposal to be submitted at the 2014 Annual Meeting.

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has indicated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a stockholder-sponsored special meeting proposal contains an ownership threshold that differs from a company-sponsored special meeting proposal, because submitting both proposals to a stockholder vote would present alternative and conflicting decisions for stockholders. For example, the Staff recently granted a no-action letter to The Walt Disney Company ("Walt Disney") dated November 6, 2013 on very similar grounds. Walt Disney received a stockholder proposal asking the board to implement a 10% ownership threshold for the power of stockholders to call a special meeting. Walt Disney advised the Staff that it intended to submit to stockholders a proposal with a 25% net long position ownership threshold. Walt Disney asserted that its proposal and the stockholder's proposal directly conflicted, and as a result, it was appropriate for Walt Disney to exclude the stockholder's proposal pursuant to Exchange Act Rule 14a-8(i)(9).

Similarly, on December 5, 2013, the Staff granted a no-action letter to Dover Corporation ("Dover") concurring with the exclusion of a stockholder proposal that would have enabled stockholders holding at least 10% of Dover's common stock to call a special meeting. Dover represented that its proposal to amend the company's bylaws would permit stockholders holding, in the aggregate, 25% of the outstanding shares of Dover's common stock as a net long position continuously for at least one year to call a special meeting. The Staff noted that Dover indicated that the management proposal directly conflicted with the stockholder proposal and that the proposals would present alternative and conflicting decisions for stockholders, thereby creating the potential for inconsistent and ambiguous results.

There are numerous other no-action letters involving substantially similar situations where the Staff has concurred in the exclusion of a proposal pursuant to Rule 14a-8(i)(9), including: AmerisourceBergen Corporation (November 8, 2013); The Western Union Company (February 14, 2013); United Continental Holdings, Inc. (February 14, 2013); Advance Auto Parts, Inc. (February 8, 2013); American Tower Corporation (January 30, 2013); Baxter International, Inc. (January 11, 2013); Dominion Resources, Inc. (January 11, 2013); Norfolk Southern Corporation (January 11, 2013); O'Reilly Automotive, Inc. (January 11, 2013); Alcoa, Inc. (December 21, 2012); and The Coca-Cola Company (December 21, 2012).

As in the no-action letters cited above, the Company Proposal and the Stockholder Proposal directly conflict with each other, and inclusion of both proposals in the 2014 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders. Specifically, the Company Proposal would request stockholders desiring to cause the Company to call a special meeting to have continuously owned for at least one year an aggregate net long position of at least 35% of the outstanding shares of the Company's common stock, while the Stockholder Proposal would have a 15% ownership threshold. Submitting both proposals to stockholders at the 2014 Annual Meeting would create the potential for inconsistent and ambiguous results, particularly if both proposals were approved. Accordingly, based on the foregoing, the Company believes that the Stockholder Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(9) of the Exchange Act.

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Stockholder Proposal from its 2014 Proxy Materials in reliance on Rule 14a-8(i)(9).

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact me at 703-948-4551 or by email at rgoshorn@verisign.com.

Please send any email correspondence to Luci Altman at laltman@verisign.com.

Very truly yours,

Richard H. Goshorn
Senior Vice President, General Counsel and Secretary

cc: Mr. John Chevedden
Ms. Luci Altman, Esq.
VeriSign, Inc.
Mr. David Lopez, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

Copy of the John Chevedden Proposal

and

Correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James Bidzos
Chairman
Verisign, Inc. (VRSN)
12061 Bluemont Way
Reston, VA 20190
PH: 703-948-3200

Rule 14a-8 Proposal

Dear Mr. Bidzos,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 3, 2013
Date

cc: Richard H. Goshorn
Secretary

RECEIVED

DEC 06 2013

[VRSN: Rule 14a-8 Proposal, December 3, 2013]

4* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 15% of our outstanding common the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013.

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance and environmental performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated our board of directors D. James Bidzos, our CEO had a cozy parallel long-tenure of 18-years with our Lead Director, William Chenevich. Director independence declines after 10 to 15 years. Three directors from our 7-person board were potentially over-committed with director duty at 3 companies each: John Roach, Kathleen Cote and Roger Moore. Directors with director duty at 3 companies each made up 75% of our audit committee. John Roach, on our audit committee, was negatively flagged by GMI because of his director duty at PMI Group when it filed for bankruptcy. GMI said our company could give long-term incentive pay to our CEO for below-median performance.

GMI rated our accounting D. There were there forensic accounting ratios related to expense recognition that had extreme values either relative to industry peers or to our company's own history. GMI said Verisign was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 99% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Mr. Osborn,

In regard to my rule 14a-8 proposal

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 11, 2013

John R. Chevedden
Via facsimile *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 70 shares of Fiserv Inc. (CUSIP: 337738108, trading symbol: FISV), no fewer than 300 shares of Chiquita Brands International, Inc. (CUSIP: 170032809, trading symbol: CQB) and no fewer than 50 shares of Stericycle Inc. (CUSIP: 858912108, trading symbol: SRCL) since September 1, 2012.

I can also confirm that according to our records Mr. Chevedden has continuously held no fewer than 40 shares of Alexion Pharmaceuticals Inc. (CUSIP: 015351109, trading symbol: ALXN) since November 8, 2012 and no fewer than 80 shares of Verisign Inc. (CUSIP: 92343E102, trading symbol: VRSN)) since November 27, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and a Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist
Our File: W522603-10DEC13